EXHIBIT B

Pursuant to instructions in Item 7 and 8 of Schedule 13G, this Exhibit has been prepared to identify Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., and Norte Grande S.A. as a group that has filed a Schedule 13 G with respect to the Series A Shares, without nominal (par) value, of Sociedad Química y Minera de Chile S.A. pursuant to Rule 13d-1(d), and such persones may be deemed to be a part of a group with Inversiones SQNH S.A., Inversiones SQ Holding S.A., SQ Grand Cayman Corp., Pacific Atlantic Trading Corporation, The Pacific Trust and Julio Ponce Lerou with respect to such Series A Shares as described herein. The relevant subsidiaries and the ownership interests held by each parent are identified in the chart below: